March 14, 2014

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attn: Justin Dobbie

Re:    Quantum Fuel Systems Technologies Worldwide, Inc.
Registration Statement on Form S-3
Filed January 13, 2014
File No. 333-193319
Dear Mr. Dobbie:
We are responding to the Staff’s comment letter dated February 7, 2014 regarding the above referenced filing. To facilitate the Staff’s review of our responses, each of the Staff’s comments is set forth below in bold, italicized type, immediately followed by the Company’s response. In response to the Staff's comment letter, we are contemporaneously filing with the Commission an amended Registration Statement on Form S-3/A, which is intended to address the comment contained in your letter, update the disclosures contained in the registration statement and accompanying prospectus through March 14, 2014, and update the Table of Selling Security Holders for cashless warrant exercises during the period from January 13, 2014 through March 14, 2014.
Registration Statement on Form S-3

Signatures, page II-4

1.
Staff Comment: Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to the Signatures on Form S-3.

Company Response: We advise the Staff that we have revised the second half of the signature page to add the signature of Chandru Sharoff, the Company’s Corporate Controller.

We trust that you will find the foregoing to be fully responsive to the Staff’s comments. In light of these responses, the Company formally requests acceleration of the effective date of the pending registration statement and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 586-231-3828 or klombardo@qtww.com.

Respectfully,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
Vice President-Legal and General Counsel